UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 6)

                               Fila Holding S.p.A.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        RCS MediaGroup S.p.A., as Offeror
       (formerly known as "Holding di Partecipazioni Industriali S.p.A.")
--------------------------------------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                                Ordinary Shares(1)
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                         (Title of Class of Securities)

                                   316850 30 4
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Giorgio Cogliati
                              RCS MediaGroup S.p.A.
                              Via Angelo Rizzoli 2
                               20132 Milan, Italy
                                (011) 3902-258-41
--------------------------------------------------------------------------------
            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

        -----------------------------------------------------------------
          Transaction valuation*                  Amount of filing fee*
          ---------------------                   --------------------
                $9,630,579                               $779.12
        -----------------------------------------------------------------

* In accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, issued by the Commission and effective as of February 25, 2003, the filing fee is $80.90 per $1,000,000 of the aggregate offering amount (or .0000809 of the aggregate transaction valuation). The amount of the filing fee assumes the purchase of 8,598,731 American Depositary Shares ("ADSs") representing Ordinary Shares of Fila Holding S.p.A. ("Fila") for a purchase price per ADS of $1.12 in cash.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

----------
(1) In the form of American Depositary Shares representing Ordinary Shares of the Issuer.

Amount Previously Paid: $779.12              Filing Party: RCS MediaGroup S.p.A.
Form or Registration No.: SC TO-T            Date Filed: July 28, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third-party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|X|   Going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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

            This Amendment No. 6 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") initially filed on July 28, 2003 by RCS MediaGroup, S.p.A., an Italian stock corporation ("RCS"), and amended on July 29, 2003, August 13, 2003, August 26, 2003, September 4, 2003 and September 9, 2003. The Schedule TO relates to the offer by RCS to purchase all outstanding American Depositary Shares ("Fila ADSs"), each representing one ordinary share, par value (euro)1.00 per share, of Fila Holding S.p.A., for $1.12 net per Fila ADS in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase (previously filed as Exhibit (a)(1) to the Schedule TO).

Item 11 of Schedule TO.

            Item 11 of Schedule TO is hereby amended and supplemented to add the following:

            On September 8, 2003, RCS issued a press release announcing that RCS commenced a subsequent offering period for all remaining untendered Fila ADSs expiring at 12:00 midnight, New York City time, on Friday, September 19, 2003, unless extended (the "First Subsequent Offering Period"). RCS has accepted for purchase all Fila ADSs validly tendered in the First Subsequent Offering Period, at the Offer Price. Based on the information provided by The Bank of New York, the tender agent for the Offer, during the First Subsequent Offering Period RCS has acquired 141,254 Fila ADSs representing 141,254 Fila Shares, as a result of which RCS will become the owner of 94,422,074 Fila Shares (including Fila Shares in the form of Fila ADSs) constituting approximately 97.83% of the outstanding Fila Shares.

            On September 22, 2003, RCS issued a press release announcing that RCS accepted all Fila ADSs validly tendered in the First Subsequent Offering Period and that RCS will commence another subsequent offering period for all remaining untendered Fila ADSs commencing at 9:00 a.m. on Monday, September 22, 2003, and expiring at 12:00 midnight on Friday, October 3, 2003 (the "Second Subsequent Offering Period"). RCS will immediately accept all Fila ADSs properly tendered during the Second Subsequent Offering Period and will pay the tendering holders of Fila ADSs promptly after acceptance. The same price of U.S.$1.12 net per Fila ADS in cash (without interest) offered in the initial offering period and the First Subsequent Offering Period will be paid during the Second Subsequent Offering Period. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, Fila ADSs tendered during the Second Subsequent Offering Period may not be withdrawn. The full text of the press release issued by RCS is attached hereto as Exhibit (a)(18) and is incorporated herein by reference.

Item 12. Exhibits.

            Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibit:

            (a)(18) Text of Press Release issued by RCS MediaGroup S.p.A., dated September 22, 2003.


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

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2003

                                                       RCS MEDIAGROUP S.p.A.


                                                       /s/ Giorgio Cogliati
                                                       -------------------------
                                                       Name:  Giorgio Cogliati
                                                       Title: Attorney-in-Fact


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

                                  EXHIBIT INDEX

Exhibit Number          Description
--------------          -----------

(a)(18) Text of Press Release issued by RCS MediaGroup S.p.A., dated September 22, 2003.


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